

07007198

SEC[illegible] MISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 28004



RECEIVED
NOV 2 2007
185
PROCESSING
SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2006 (MM/DD/YY) AND ENDING September 30, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Loeb Partners Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

61 Broadway
(No. and Street)

New York (City) NY (State) 10006 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas L. Kempner (212) 483-7022
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Todman & Co., CPAs, P.C.
(Name – *if individual, state last, first, middle name*)

120 Broadway (Address) New York (City) NY (State) 10271 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 09 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1/8/08

OATH OR AFFIRMATION

I, Thomas L. Kempner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Loeb Partners Corporation, as of September 30, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President, Chief Executive Officer
Title

SHIRLEY A. DELLA TORRE
Notary Public, State of New Jersey
My Commission Expires February 16, 2011

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LOEB PARTNERS CORPORATION

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2007


PROCESSING
NOV 2 9 2007
SECTION
185

TODMAN & CO., CPAS, P.C.
Certified Public Accountants and Business Consultants
An Affiliate of TRIEN ROSENBERG

Member AICPA Division for Firms,
Center for Public Company Audits and
Private Company Practice Sections
Registered with the Public Company
Accounting Oversight Board

120 Broadway
New York, NY 10271
TEL. (212) 962-5930
FAX (212) 385-0215

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
Loeb Partners Corporation
61 Broadway
New York, NY 10006

We have audited the accompanying statement of financial condition of Loeb Partners Corporation (the "Company") as of September 30, 2007. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Loeb Partners Corporation as of September 30, 2007, in conformity with U.S. generally accepted accounting principles.



New York, New York
November 26, 2007

LOEB PARTNERS CORPORATION
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2007

ASSETS

Cash and cash equivalents	$ 7,831,367
Receivable from brokers-dealers	6,931,389
Accrued interest and dividends	48,845
Accrued fee income	197,799
Commissions receivable	82,072
Securities owned:	
- at market value	35,081,326
- at fair value	7,117,922
Investments:	
- at market value	438,064
- at fair value	27,274
Investment in affiliate	518,575
Receivable from affiliates	639,166
Memberships in exchange, at cost (market value $325,000)	80,000
Property and equipment (net of accumulated depreciation of $1,322,169)	987,800
Other assets	280,765
Total assets	$ 60,262,364

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Payable to brokers-dealers		$ 3,723,836
Securities sold, not yet purchased		
- at market value		6,975,695
- at fair value		1,748,149
Accounts payable and other accrued liabilities		778,450
Accrued compensation		57,706
Income taxes payable		847,044
Deferred income taxes		598,675
Total liabilities		14,729,555
Commitments and contingencies		
Stockholder's equity		
Common stock, $.01 par value,		
Authorized: 10,000 shares		
Issued and outstanding: 3,600 shares	$ 36	
Additional paid-in capital	27,054,773	
Retained earnings	18,478,000	
Total stockholder's equity		45,532,809
Total liabilities and stockholder's equity		$ 60,262,364

The accompanying notes are an integral part of these financial statements.

LOEB PARTNERS CORPORATION
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2007

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Broker-Dealer Business

Loeb Partners Corporation (the "Company") is a Delaware corporation formed for the purpose of conducting business as a broker-dealer in securities. The Company's primary sources of revenue are its proprietary trading activity conducted through a joint trading account (joint account) with Loeb Arbitrage Fund, a related party, and the receipt of commissions from various sources.

The Company operates under the provisions of Paragraph (k)(2)(ii) of rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clears all transactions on behalf of customers on a fully-disclosed basis with a clearing broker-dealer, and promptly transmits all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Nature of Advisory Services

The Company, as a Registered Investment Advisor pursuant to Section 203 of the Investment Advisors Act of 1940, is exempt from rule 206(4)-2(a) under the Investment Advisors Act of 1940.

Security Valuations

Securities and investments traded on a national securities exchange or reported on NASDAQ are stated at the last quotations on the day of valuation; other securities traded in the over-the-counter market and listed securities for which no sales were reported on that date are stated at the last quoted bid price, except for short positions and call options written for which the last quoted asked price is used. Restricted securities or other securities for which quotations are not readily available are valued by management on an individual basis.

Other securities and investments are valued at fair market, where possible, at a price between "bid" and "asked" prices determined by reference to publicly-available market information. In these circumstances the Company attempts to use consistent and fair criteria. Investment in bank debts are generally marked-to-market, including unrealized gains and recognizing losses on the unfunded commitments to extend credit.

Revenue Recognition

Securities transactions and commission revenues and related expenses are recorded on a trade date basis.

Property and Equipment

Property and equipment are recorded at cost.

The Company depreciates its property and equipment using the straight-line method over their estimated useful lives as follows:

Furniture and fixtures	5 years
Office equipment	5 years
Leasehold improvements	5 - 8 years

Note 1 - Nature of Business and Summary of Significant Accounting Policies (Continued)

Property and Equipment (Continued)

Maintenance and repairs are charged to operations. Major renewals and improvements are capitalized. At the time an item of physical property is retired, sold, or otherwise disposed of, the cost of the asset and the related accumulated depreciation applicable to such item is relieved. Gains or losses resulting from retirements or sales are charged or credited to income.

Cash and Cash Equivalents

Cash and cash equivalents may include highly liquid debt instruments purchased with a maturity of three months or less.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period.

Financial Instruments

Derivative financial instruments used for trading purposes include options and equity swap contracts, both domestic and foreign.

Fair values of options and swaps are recorded in securities owned or securities sold, not yet purchased, as appropriate.

In accordance with Statement of Financial Accounting Standards No. 133 ("SFAS No. 133"), "Accounting for Derivatives and Hedging Activities", the Company records its derivative activities at market value or, if market prices are not readily available, at fair value.

Unrealized gains or losses on equity swap contracts are recorded on the same basis as the underlying assets or liabilities that are marked-to-market and recorded currently in income as principal transactions.

Income Taxes

The Company has adopted Statement of Financial Accounting Standards No. 109 ("SFAS No. 109"), "Accounting for Income Taxes", which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statements and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future, based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

The Company is a wholly owned subsidiary of Loeb Holding Corporation and for federal corporate income tax purposes, files on a consolidated basis with its parent. Accordingly, the Company's federal income tax, if any, is due to or from the parent company.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (Continued)

Recent Accounting Pronouncements

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115*, ("SFAS 159"). SFAS 159 permits fair value accounting to be irrevocably elected for certain financial assets and liabilities at the time of acquisition on an individual contract basis or at a remeasurement event date. Upon adoption of SFAS 159, fair value accounting may also be elected for existing financial assets and liabilities. For those instruments for which fair value accounting is elected, changes in fair value will be recognized in earnings and fees and costs associated with origination or acquisition will be recognized as incurred rather than deferred. For the Company, SFAS 159 is effective October 1, 2008 with early adoption permitted. The Company has not yet determined the financial impact, if any, upon adoption.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* ("SFAS 157"). SFAS 157 provides a framework for measuring fair value and enhances disclosures about instruments carried at fair value. The framework focuses on an exit price in the principal (or, alternatively, the most advantageous) market accessible in an orderly transaction between willing market participants. SFAS 157 establishes a three-tiered fair value hierarchy with Level 1 representing quoted prices for identical assets or liabilities in an active market and the Level 3 representing estimated values based on unobservable inputs. SFAS 157 also precludes the use of a liquidity or block discount when measuring instruments traded in an active market at fair value. SFAS 157 requires costs related to acquiring financial instruments carried at fair value to be included in earnings and not capitalized as part of the basis of the instrument. SFAS 157 also clarifies that an issuer's credit standing should be considered when measuring liabilities at fair value.

SFAS 157 is effective for the Company's fiscal year ending September 30, 2009 with earlier application permitted. SFAS 157 must be applied prospectively, except that the difference between the carrying amount and fair value of a financial instrument that was traded in an active market that was measured at fair value using a block discount is to be applied as a cumulative-effect adjustment to opening retained earnings on the effective adoption date.

The Company intends to adopt SFAS 157 effective October 1, 2008 and the financial impact, if any, on the Financial Statements has not yet been determined.

In June 2006, the FASB issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No.109* ("FIN 48"). FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position must meet to be recognized in the financial statements. FIN 48 also provides guidance on measurement, derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is to be adopted by the Company effective October 1, 2008. Management is evaluating the effect, if any, of adopting of FIN 48 on the Financial Statements for fiscal year end September 30, 2009.

LOEB PARTNERS CORPORATION
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2007

Note 1 - Nature of Business and Summary of Significant Accounting Policies (Continued)

Recent Accounting Pronouncements (Continued)

In June 2006, the FASB issued Statement No. 154, "Accounting Changes and Error Corrections", or SFAS 154, a replacement of APB Opinion No. 20 and FASB Statement No. 3. The statement applies to all voluntary changes in accounting principles, and changes for accounting and reporting of a change in accounting principle. SFAS requires retrospective application to prior periods' financial statements of a voluntary change in accounting principle unless it is impractical to do so. SFAS 154 will be effective for accounting changes and corrections of errors made in fiscal years ending on September 30, 2008. The Company does not expect the adoption of SFAS 154 to have a material impact on the financial position or results of operations except to the extent that the statement requires retroactive application in circumstances that would previously have been effected in the period of change under APB No. 20.

Note 2 - Securities Owned and Sold, Not Yet Purchased

Securities owned and sold, not yet purchased, consist of securities as follows:

	Owned	Sold, Not Yet Purchased
At market value:		
Obligations of U.S. government	$ -	$ 276,271
Corporate bonds, debentures and notes	613,147	21,301
Corporate stocks	28,173,401	6,272,351
Swaps contracts - index	4,856,081	329,924
Options and warrants	284,619	39,610
CFD's - index	1,154,078	32,518
Futures	-	3,720
	$ 35,081,326	$ 6,975,695
At fair value:		
Corporate bonds	$ 162,756	$ 1,348,726
Corporate stocks	5,735,997	282,806
Swap contracts – non index	62,481	92,443
CFD's – non index	43,420	24,174
Bank debt	497,820	-
Private equity, net	581,259	-
Options	34,189	-
	$ 7,117,922	$ 1,748,149

LOEB PARTNERS CORPORATION
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2007

Note 3 - Commitments and Contingencies

Litigation

The Company is subject to litigation incidental to its business. The Company believes, after consultation with counsel that the resolution or the ultimate outcome of these matters is not expected to have a material adverse effect on the financial condition of the Company and, therefore, no provision for liability has been made in the accompanying financial statements. Nevertheless, due to uncertainties in the litigation process, it is reasonably possible that management's view of the outcome in these matters could change in the near future.

Lease Commitment

The Company leases office and storage space under two separate agreements expiring December 13, 2013 and July 31, 2008, respectively. The office lease provided a three month rental abatement valued at $152,261 effective September 2008. The future minimum annual rental payments (net of $152,261 rental abatement) under these leases are as follows:

Year Ending September 30	Amount
2008	$ 557,062
2009	513,410
2010	677,584
2011	710,144
2012	727,898
Thereafter	933,763
	$ 4,119,861

Rent expense (less amount charged to its parent company) for the year ended September 30, 2007 amounted to $435,925.

Joint Account

Under the joint account agreement with Loeb Arbitrage Fund (A Limited Partnership) (see related party disclosures), the Company is jointly and severally liable to third parties for obligations of the joint account. The Company's participation in the joint account at September 30, 2007 is approximately 4.6%.

The Company makes commitments to extend credit through loan syndication transactions. Total commitments are not indicative of actual risk or funding requirements, as the commitments may not be drawn or fully utilized.

Note 4 - Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1. Under the alternative method of capital computation pursuant to sub-paragraph (f), the Company had net capital of $24,671,923 at September 30, 2007. The minimum capital requirement for Loeb Partners Corporation was $500,000 and net capital in excess of the minimum was $24,171,923.

LOEB PARTNERS CORPORATION
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2007

Note 5 - Income Taxes

The provision for income taxes consists of the following:

Current:	
Federal	$ 795,107
State	186,150
Total	981,257
Deferred:	
Federal	$ (500,334)
State	29,596
	(470,738)
Total	$ 510,519

Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable in the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities. The current year provision for state income taxes of $186,150 includes $135,544 of additional taxes incurred from state and city tax audits for years 2000 through 2002.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at September 30, using an approximate effective tax rate of 42% are as follows:

Deferred tax assets:	
Accrued compensation	$ 17,073
Other	34,917
Total deferred tax assets	51,990
Deferred tax liabilities:	
Investment income	650,665
Net deferred tax liability	$ 598,675

The Company is subject to New York State and City corporate income tax on income from their trade and business activities as well as income from investment activities. Allocation of income between business activities and investing activities is subject to detailed and complex rules applied to facts and circumstances that generally are not readily determinable at the date financial statements are prepared. Accordingly, estimates are made of income allocations in computing the Company's effective tax rate that might be different from actual allocations determined when tax returns are prepared by investee companies and subsidiaries.

Management believes that the Company's tax positions comply with applicable tax laws. However, the Company may be audited by various taxing authorities and those audits may result in proposed assessments where the ultimate resolution may result in owing additional taxes. The Company has accrued approximately $105,000 for tax contingencies notwithstanding any positions the Company may have taken on the income tax returns. Tax contingency accruals are adjusted for changes in circumstances and additional uncertainties, such as significant amendments to existing tax laws.

Note 6 - Related Party Transactions

Related party transactions between the Company and its affiliates at and for the year ending September 30, 2007 are as follows:

	Receivable (Payable)	Administrative Charge	Commissions	Rent
Loeb Holding Corp. (Parent) (LHC)	$ 70,467	$ 4,465	$ -	$ 195,997
Loeb Arbitrage Management, Inc. (LAM)	410,475	4,105,253	-	-
Loeb Offshore Management, LLC (LOM)	115,010	1,031,656	-	-
Loeb Partners Management, Inc. (LPM)	43,130	75,447	-	-
Metronome LPC 1, Inc. (METRONOME)	84	-	-	-
Loeb Arbitrage Fund (LAF)	-	-	1,235,587	-
Loeb Offshore Fund, Ltd. (LOF)	-	-	319,904	-
Loeb Marathon Fund, LP (LMF)	-	-	88,407	-
Loeb Marathon Offshore Fund, Ltd. (LMOF)	-	-	62,331	-

LAM is the general partner and investment advisor of LAF and operates a joint account. LOM is the investment advisor of LOF. The Company has represented to LAF, LOF, LMF, and LMOF (the "Funds") that it will charge brokerage commissions limited to the execution cost associated with the Funds' trading activity both directly or through the joint account. The Company has arrangements to charge LAM and LOM its respective share of certain administrative costs.

Note 7 – Investment in Affiliate, at Equity

Investment in affiliate, totaling $518,575 at September 30, 2007, represents the Company's proportionate equity interest in the net assets of Metronome LPC 1, Inc. ("Metronome"), a company which participates in and originates loans. During the year ended September 30, 2007, the Company recorded its equity in net earnings in the amount of $89,649 in Metronome. The Company owns approximately 4% of the shares of Metronome with the balance of shares owned by LAF and LOF.

Under the equity method of accounting, investments in affiliates are initially recorded at cost, then reduced by dividends and increased or decreased by the Company's proportionate share of the affiliates' net earnings or loss.

SFAS 94 requires the consolidation of all majority owned subsidiaries and operating companies in which a controlling financial interest exists, unless control is temporary or does not rest with the majority owner. The usual condition for a controlling financial interest is ownership of a majority of the voting interest. FIN 46(R) defines operating companies as businesses that have sufficient legal equity to absorb the entities' expected losses (presumed to require minimum 10% equity) and, in each case, for which the equity holders have substantive voting rights and participate substantively in the

Note 7 – Investment in Affiliate, at Equity (Continued)

gains and losses of such entities. Operating companies in which the Company exercises significant influence, but do not control, are accounted for under the equity method. The Company's investment in Metronome is considered temporary with the main objective being capital appreciation. Accordingly, management elected not to consolidate.

Note 8 - Financial Instruments With Off-Balance-Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers, and other financial institutions. The Company introduces these transactions for clearance to another broker-dealer on a fully-disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' abilities to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker-dealer provides that the Company is obligated to assume possible exposure related to such non-performance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker-dealer's internal guidelines. The Company monitors its customer activity based on information it receives from its clearing broker-dealer, and requires customers to deposit additional collateral, or reduce positions, when necessary.

Securities sold, but not yet purchased are a part of the normal activities of the Company's proprietary trading in securities and are subject to off-balance-sheet market risk of loss should the Company be unable to acquire the securities for delivery to the purchaser at prices equal to or less than the current recorded amounts.

The Company, through its interest in the joint account, enters into security transactions on global markets as well as domestic. Financial instruments traded on these markets include equities, fixed income, options, and equity swaps. Derivatives and non-derivative financial instruments are subject to similar risks including market and credit risks. Market risk is the potential for loss due to market forces including changes in interest rates, foreign exchange rates and equity or commodity prices. The use of derivatives provides economic means of hedging risk through the use of options, index options, futures and forwards.

Credit risk is the possibility that the counterparty in the transaction is not able to perform under the contract.

END